CAPITAL RESOURCE FUNDING, INC.
2212 Lantern Way Circle
Cornelius, North Carolina 28031
(704) 564-1676

June 30, 2005

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D. C. 20549-0404

ATTN:   Chris Windsor, Esq.
        Senior Attorney
  Office of Emerging Growth Companies

Re:    Capital Resource Funding, Inc.
Form SB-2 filed August 16, 2004; Amended October 25, 2004;
Amended December 23, 2004; Amended February 11, 2005;
Amended March 14, 2005; Amended May 26, 2005; Amended June 30, 2005
File Number: 333-118259

Gentlemen:

Thank you for your comment letter dated June 17, 2005 (the “Comment Letter”), with respect to the above-captioned Registration Statement on Form SB-2. We have filed our revised Amendment No. 6 to Form SB-2/A (the “Form SB-2/A”) of Capital Resource Funding, Inc. (the “Company”), which incorporates our responses to your comments, and this letter sets forth each of our responses in outline form below. Numbered paragraphs refer to the corresponding numbers contained in the Comment Letter.

For your information, we have filed our revised Form SB-2/A on the EDGAR system, and have also sent a clean and marked copy to the staff of the Commission by overnight courier.

Cover Page

1.      We have modified the reference to proceeds of $75,000 in the first paragraph of the cover page. The text now indicates that we may raise anywhere from $0 to the total $75,000, and that there is no minimum amount that must be sold in order to close the offering and make use of the proceeds.

2.      The cover page of the registration statement has been revised to avoid the use of legalistic definitions and make clear from the context of the text which party is being referenced. We have eliminated the use of the term “the Company” and replaced it with Capital Resource Funding throughout the prospectus.

3.      A sentence has been added to the end of the first paragraph on the cover page disclosing that all funds received will be immediately available for use by the company and that funds will not be placed in an escrow or similar account, as requested.

4.      The third paragraph of the cover page has been changed to indicate that there can be no assurance that the company’s shares will be quoted on the Over-The-Counter Bulletin Board, making it consistent with what is stated in paragraph four on the cover page. The same change has been made, as appropriate, throughout the registration statement, including pages 7, 16 and 18.

Use of Proceeds

5.      We have amended the table in the Use of Proceeds section of the registration statement to disclose offering costs of $5,000 for the Company’s primary offering. Such costs have already been included in the table set forth on page 72.

Plan of Distribution

6.      David Koran, our Chairman and CEO, intends to rely on the exemption from broker status afforded by Rule 3a4-1 in his efforts to sell our shares in this offering. We believe the requirements of Rule 3a4-1 are met in our case. In particular:

a.	Mr. Koran is not subject to a statutory disqualification.
b.	Mr. Koran will not be compensated in connection with his participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities.

c.	Mr. Koran is not an associated person of a broker or dealer.

d.	(i)Mr. Koran primarily performs, and is intended primarily to perform at the end of the offering, substantial duties for or on our behalf otherwise than in connection with transactions in securities.

(ii)Mr. Koran is not a broker or dealer, or an associated person of brokers or dealers, within the preceding 12 months.

(iii)Mr. Koran will not participate in selling an offering of securities for any issuer more than once every 12 months other than in reliance on paragraph (a)4(i) or (a)4(iii) of Rule 3a4-1, except that for Rule 415 sales he will observe the 12-month limitation set forth in paragraph (a)4(ii)c of Rule 3a4-1.

We have amended our prospectus to reflect the fact that only Mr. Koran will be engaged in selling our common stock in our primary offering, instead of all of our officers and directors as was previously stated.

Financial Statements for Period Ended May 31, 2004
Statement of Cash Flows

7.      We have changed our Statement of Cash Flows to present our cash flows using the indirect method.

Financial Statements for Period Ended February 28, 2005
Balance Sheet

8.      The Balance Sheet and Statement of Stockholders’ Deficit have been revised to properly reflect the par value of the shares issued in common stock and the excess of the fair value over the par value in additional paid in capital.

General

9.       A signed and currently dated accountants’ consent is included as Exhibit 23.1 with our revised Form SB-2/A filing.

10.  At your request, we have reviewed Item 310(a) of Regulation SB. We conclude that our unaudited financial statements dated February 28, 2005 are within that Item’s 135 day rule, such that our financial statement disclosures contained in the prospectus are current.

Please let us know if you have any further questions. We would appreciate if you would advise us when a request for acceleration pursuant to Rule 461 under the Securities Act of 1933 is appropriate.

Sincerely,

/s/ David R. Koran,
President

cc: Harold H. Martin, Esq.

DRK/mm
Enclosures